UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39689

(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

EDOC Acquisition Corp.
Full Name of Registrant

N/A
Former Name, if Applicable

7612 Main Street Fishers, Suite 200
Address of Principal Executive Office (Street and Number)

Victor, NY 14564
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

EDOC Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). As a result of the SEC Statement, the Company’s management is reevaluating the accounting treatment of (i) the 9,000,000 redeemable warrants (the “Public Warrants”) that were included in the units (the “Public Units”) issued by the Company in its initial public offering (the “IPO”), (ii) the 479,000 non-redeemable warrants included in the units (the “Private Placement Units”) that were issued in a private placement (the “Private Warrants” and collectively with the Public Warrants, the “Warrants”), (iii) the 9,000,000 rights (the “Public Rights” that were included in the Public Units issued by the Company in its IPO, (iv) the 479,000 rights (the “Private Rights” and collectively with the Public Rights, the “Rights”) included in the Private Placement Units, and (v) a warrant to purchase up to 450,000 Class A ordinary shares (the “Representative’s Warrants”), each in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity. ASC 815-40 states entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. The Company previously accounted for the Warrants, Rights and Representative’s Warrants as components of equity.

After consideration of the guidance in the SEC Statement, the Company expects that the Private Warrants, Rights, and Representative’s Warrants will be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change. The Company expects to reflect this revision in the Company’s financial statements as of and for the three month period ended March 31, 2021, as well as in its financial statements as of and for the fiscal period ended December 31, 2020.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants, the Rights and the Representative’s Warrants in accordance with the SEC Statement and ASC 815-40, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kevin Chen	(585)	678-1198
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☐ Yes  ☒   No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 12, 2020, the Company consummated its IPO of 9,000,000 Public Units. The Public Units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $90,000,000.

Since the IPO, the Company has been incurring monthly operating expenses of approximately $60,000 per month. The Company will not generate any operating revenues until after completion of its initial business combination. Because the Company has not completed its financial statements due to the reasons provided above, its is unable to provide a reasonable estimate of its results of operations for the period ended March 31, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the period ended March 31, 2021.

Disclosures About Forward-Looking Statements

This Current Report on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of the immaterial errors in the Company’s unissued financial statements related to the accounting treatment of the Private Warrants, Rights and Representative’s Warrants as well as the effect of the revision on any subsequent periodic SEC filings, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

EDOC Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Kevin Chen
Kevin Chen
Chief Executive Officer

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